Earning Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER OF 2014 RESULTS

Backlog of orders at $6.2 billion; Revenues at $703 million;
Net income of $44 million; EPS of $1.03

Haifa, Israel, August 6, 2014 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the quarter ended June 30, 2014.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Our second quarter results demonstrate continued solid performance. These achievements are a result of our ongoing efforts to focus on efficiently managing our operations while increasingly leveraging our global inter company resources and synergies. We are pleased with the continued growth in our backlog, which is a good indicator of potential revenue growth in the future. We remain committed to maintaining our electronic defense leadership, by investing in the development of new technologies and markets with the aim of ensuring continued stability and long-term growth.”

Second quarter 2014 results:

Revenues in the second quarter of 2014 were $702.6 million, as compared to $702.9 million in the second quarter of 2013.

Gross profit amounted to $199.4 million (28.4% of revenues) in the second quarter of 2014, as compared to $203.1 million (28.9% of revenues) in the second quarter of 2013. The non-GAAP gross profit in the second quarter of 2014 was $204.8 million (29.1% of revenues), as compared to $208.5 million (29.7% of revenues) in the second quarter of 2013. The decrease in the gross profit rate was mainly due to the mix of programs sold in the quarter and the stronger Israeli shekel versus the US dollar in the second quarter of 2014 compared to last year.

Research and development expenses, net, were $52.2 million (7.4% of revenues) in the second quarter of 2014, as compared to $51.5 million (7.3% of revenues) in the second quarter of 2013.

Marketing and selling expenses were $50.3 million (7.2% of revenues) in the second quarter of 2014, as compared to $57.1 million (8.1% of revenues) in the second quarter of 2013. The decrease in the quarter was mainly a result of lower selling expenses related to the mix of marketing efforts in the quarter.

Earning Release

General and administrative expenses were $34.3 million (4.9% of revenues) in the second quarter of 2014, as compared to $27.8 million (4.0% of revenues) in the second quarter of 2013. General and administrative expenses in the second quarter of 2013 benefited from income related to a legal settlement, net of expenses, of $7.6 million.

Operating income was $62.6 million (8.9% of revenues) in the second quarter of 2014, as compared to operating income of $66.7 million (9.5% of revenues) in the second quarter of 2013. The non-GAAP operating income in the second quarter of 2014 was $73.1 million (10.4% of revenues), as compared to $70.5 million (10.0% of revenues) in the second quarter of 2013.

Financial expenses, net, were $8.3 million in the second quarter of 2014, as compared to $12.7 million in the second quarter of 2013. Financial expenses, net, in the second quarter of 2013 were comparatively high due to fluctuations in foreign currencies.

Taxes on income were $9.9 million (effective tax rate of 18.1%) in the second quarter of 2014, as compared to $5.1 million (effective tax rate of 9.4%) in the second quarter of 2013. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $1.7 million (0.2% of revenues) in the second quarter of 2014, as compared to $2.5 million (0.4% of revenues) in the second quarter of 2013.

Net income attributable to non-controlling interests was $2.3 million in the second quarter of 2014, as compared to $3.0 million in the second quarter of 2013.

Net income attributable to the Company's shareholders in the second quarter of 2014 was $43.9 million (6.2% of revenues), as compared to $49.6 million (7.1% of revenues) in the second quarter of 2013. Net income in the second quarter of 2013 benefited from income related to a legal settlement, net of expenses, of $7.6 million. The non-GAAP net income in the second quarter of 2014 was $52.6 million (7.5% of revenues), as compared to $50.4 million (7.2% of revenues) in the second quarter of 2013.

Diluted net earnings per share attributable to the Company's shareholders were $1.03 for the second quarter of 2014, as compared with diluted net earnings per share of $1.17 for the second quarter of 2013. The non-GAAP diluted earnings per share in the second quarter of 2014 were $1.23, as compared with diluted net earnings per share of $1.19 for the second quarter of 2013.

The Company’s backlog of orders as of June 30, 2014 totaled $6,174 million, as compared to $5,804 million as of June 30, 2013. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 59% of the current backlog is scheduled to be performed during the second half of 2014 and 2015.

Operating cash flow was $15.8 million for the first half of 2014, as compared to $60.9 million in the first half of 2013. The Company's cash flow was negatively affected mainly by the delay in payments from the Israeli Ministry of Defense. The Company does not foresee a risk in the collection of these payments.

Earning Release

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data
(US Dollars in millions)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013

GAAP gross profit	392.6	395.9	199.4	203.1	824.8
Adjustments:
Amortization of intangible assets	10.8	11.0	5.4	5.4	22.2
Impairment of long-lived assets	—	—	—	—	0.9
Non-GAAP gross profit	403.4	406.9	204.8	208.5	847.9
Percent of revenues	29.1%	29.4%	29.1%	29.7%	29.0%

GAAP operating income	122.5	120.5	62.6	66.7	239.4
Adjustments:
Amortization of intangible assets	21.6	23.0	10.5	11.4	45.9
Impairment of long-lived assets	—	—	—	—	0.9
Legal settlement, net	—	(7.6)	—	(7.6)	(7.6)
Gain from changes in holdings	(6.0)	—	—	—	—
Non-GAAP operating income	138.1	135.9	73.1	70.5	278.6
Percent of revenues	10.0%	9.8%	10.4%	10.0%	9.5%

GAAP net income attributable to Elbit Systems’ shareholders	92.0	91.0	43.9	49.6	183.4
Adjustments:
Amortization of intangible assets	21.6	23.0	10.5	11.4	45.9
Impairment of long-lived assets	—	—	—	—	0.9
Legal settlement, net	—	(7.6)	—	(7.6)	(7.6)
Gain from changes in holdings	(6.0)	—	—	—	(0.9)
Adjustment of gain from discontinued operations, net	—	(0.8)	—	(1.0)	(0.8)
Related tax benefits	(3.2)	(4.0)	(1.8)	(2.0)	(10.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	104.4	101.6	52.6	50.4	210.8
Percent of revenues	7.5%	7.3%	7.5%	7.2%	7.2%

Non-GAAP diluted net EPS	2.45	2.41	1.23	1.19	4.99

Earning Release

Recent Events:

On May 18, 2014 the Company announced that its wholly-owned U.S. subsidiary, Elbit Systems of America, LLC, was awarded two contracts, totaling $14.1 million, to support the upgrade of the U.S. Marine Corps’ Bell AH-1W attack helicopter fleet.

On May 28, 2014 the Company announced that it was awarded a contract to supply systems in an amount of $133 million for homeland security applications to a customer in the Latin American region. The systems are based on highly advanced and unique technologies, including command, control and intelligence capabilities to be operated via dedicated control centers intended to play a major role in fighting crime, preventing violence and improving citizens’ safety and security. The contract will be performed over a one-year period.

On June 8, 2014 the Company announced that it was selected by the Swiss Federal Department of Defence, Civil Protection and Sport , as the preferred supplier for the UAS 15 new reconnaissance drone program.

On June 12, 2014 the Company announced that its subsidiary, Elbit Systems Electro-Optics-Elop Ltd., decided to withdraw its lawsuit filed against the Government of Israel in November 2012 for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer.

On June 22, 2014 the Company announced that it was awarded a contract, valued at approximately $20 million, for the supply of upgraded armored personnel carriers ("APCs") to the Philippines Armed Forces. The upgrade will include 25 mm unmanned turrets, 12.7 mm remote controlled weapon stations and fire control systems for 90 mm turrets. The APCs will be supplied over a one-year period.

Dividend:

The Board of Directors declared a dividend of $0.32 per share for the second quarter of 2014. The dividend’s record date is August 19, 2014. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on September 1, 2014, net of taxes and levies, at the rate of 20%.

Earning Release

Conference Call:

The Company will be hosting a conference call today, Wednesday, August 6, 2014 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.
Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppal or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$173,842	$193,737
Short-term bank deposits and marketable securities	102,776	71,625
Trade and unbilled receivables, net	906,640	823,245
Other receivables and prepaid expenses	159,526	151,367
Inventories, net of customers advances	820,992	756,032
Total current assets	2,163,776	1,996,006

Investments in affiliated companies and partnerships	123,914	131,362
Long-term trade and unbilled receivables	235,082	242,576
Long-term bank deposits and other receivables	63,856	52,983
Deferred income taxes, net	40,790	35,695
Severance pay fund	318,057	323,388
	781,699	786,004

Property, plant and equipment, net	461,668	481,408
Goodwill and other intangible assets, net	663,461	669,750
Total assets	$4,070,604	$3,933,168

Liabilities and Equity
Short-term bank credit and loans	$398	$—
Current maturities of long-term loans and Series A Notes	66,168	63,111
Trade payables	328,565	301,480
Other payables and accrued expenses	689,073	720,544
Customer advances in excess of costs incurred on contracts in progress	396,964	349,998
	1,481,168	1,435,133

Long-term loans, net of current maturities	329,363	224,209
Series A Notes, net of current maturities	327,960	377,812
Employee benefit liabilities	400,454	407,855
Deferred income taxes and tax liabilities, net	78,913	73,502
Customer advances in excess of costs incurred on contracts in progress	133,332	164,854
Other long-term liabilities	61,618	55,634
	1,331,640	1,303,866

Elbit Systems Ltd.'s equity	1,242,485	1,177,012
Non-controlling interests	15,311	17,157
Total equity	1,257,796	1,194,169
Total liabilities and equity	$4,070,604	$3,933,168

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013
	Unaudited		Unaudited		Audited
Revenues	$1,385,260	$1,383,063	$702,647	$702,876	$2,925,151
Cost of revenues	992,706	987,206	503,291	499,727	2,100,304
Gross profit	392,554	395,857	199,356	203,149	824,847

Operating expenses:
Research and development, net	101,161	102,543	52,219	51,494	220,482
Marketing and selling	105,261	112,849	50,283	57,095	235,466
General and administrative, net	69,583	59,981	34,269	27,815	129,507
Other income, net	(5,951)	—	—	—	—
	270,054	275,373	136,771	136,404	585,455
Operating income	122,500	120,484	62,585	66,745	239,392

Financial expenses, net	(12,933)	(20,640)	(8,271)	(12,718)	(37,310)
Other income, net	122	44	88	53	937
Income before income taxes	109,689	99,888	54,402	54,080	203,019
Taxes on income	(16,045)	(9,668)	(9,859)	(5,064)	(25,313)
	93,644	90,220	44,543	49,016	177,706
Equity in net earnings of affiliated companies and partnerships	2,751	4,174	1,654	2,482	13,032
Income from continuing operations	96,395	94,394	46,197	51,498	190,738
Income from discontinued operations, net	—	681	—	1,022	681
Net income	96,395	95,075	46,197	52,520	191,419
Less: net income attributable to non-controlling interests	(4,360)	(4,113)	(2,315)	(2,965)	(8,002)
Net income attributable to Elbit Systems Ltd.'s shareholders	$92,035	$90,962	$43,882	$49,555	$183,417

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	$2.16	$2.15	$1.03	$1.16	$4.34
Discontinued operations	—	0.02	—	0.02	0.01
Total	$2.16	$2.17	$1.03	$1.18	$4.35
Diluted net earnings per share
Continuing operations	$2.16	$2.14	$1.03	$1.15	$4.33
Discontinued operations	—	0.02	—	0.02	0.01
Total	$2.16	$2.16	$1.03	$1.17	$4.34

Weighted average number of shares (in thousands) used in computation of
Basic earnings per share	42,636	41,977	42,658	42,047	42,139
Diluted earnings per share	42,661	42,146	42,682	42,217	42,295
Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	$92,035	$90,143	$43,882	$48,533	$182,598
Discontinued operations, net of income tax	—	819	—	1,022	819
Net income attributable to Elbit Systems Ltd.'s shareholders	$92,035	$90,962	$43,882	$49,555	$183,417

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$96,395	$95,075	$191,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,605	64,475	129,348
Write-off impairment and discontinued operations, net	—	(681)	254
Stock-based compensation	184	252	440
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(92)
Deferred income taxes and reserve, net	(1,054)	13,476	221
Loss (gain) on sale of property, plant and equipment	(1,259)	175	(147)
Loss (gain) on sale of investment	(5,879)	(514)	873
Equity in net loss (earnings) of affiliated companies and partnerships, net of dividend received (*)	7,247	(2,674)	468
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(83,440)	(113,820)	(108,337)
Increase in inventories, net	(64,941)	(36,085)	(4,785)
Increase (decrease) in trade payables, other payables and accrued expenses	(5,211)	437	55,935
Severance, pension and termination indemnities, net	(1,587)	4,128	(3,595)
Increase (decrease) in advances received from customers	12,745	36,696	(95,027)
Net cash provided by operating activities	15,759	60,894	166,975
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(26,988)	(32,950)	(63,019)
Acquisition of a subsidiary	787	—	—
Investments in affiliated companies and other companies	(3,536)	(4,975)	(6,222)
Proceeds from sale of property, plant and equipment	7,817	3,041	3,755
Proceeds from sale of investments	110	2,000	3,550
Investment in long-term deposits	(403)	(494)	(2,076)
Proceeds from sale of long-term deposits	602	94	795
Investment in short-term deposits and marketable securities	(69,109)	(20,050)	(50,975)
Proceeds from sale of short-term deposits and marketable securities	40,427	15,710	42,899
Net cash used in investing activities	(50,293)	(37,624)	(71,293)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,005	6,455	18,364
Repayment of long-term loans	(95,000)	(23,547)	(230,532)
Proceeds from long-term loans	196,500	10,060	242,247
Repayment of Series A Notes	(55,532)	(55,535)	(55,535)
Dividends paid (**)	(34,732)	(34,254)	(75,549)
Change in short-term bank credit and loans, net	398	8,988	(181)
Net cash provided by (used in) financing activities	14,639	(87,833)	(101,186)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,895)	(64,563)	(5,504)
Cash and cash equivalents at the beginning of the year	193,737	199,241	199,241
Cash and cash equivalents at the end of the period	$173,842	$134,678	$193,737
* Dividend received from affiliated companies and partnerships	$9,998	$1,500	$13,500

** Dividends paid to the Company's shareholders and minority shareholders of a subsidiary.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Areas of Operation:

	Six Months Ended				Three Months Ended
	June 30,				June 30,
	2014		2013		2014		2013
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	579.1	41.8	562.1	40.6	289.1	41.1	278.8	39.7
Land systems	123.4	8.9	119.8	8.7	65.1	9.3	63.5	9.0
C4ISR systems	511.1	36.9	498.5	36.0	260.9	37.1	258.3	36.7
Electro-optic systems	125.3	9.0	159.5	11.5	59.7	8.5	78.4	11.2
Other (mainly non-defense engineering and production services)	46.4	3.4	43.2	3.2	27.9	4.0	23.9	3.4
Total	1,385.3	100.0	1,383.1	100.0	702.7	100.0	702.9	100.0

Consolidated Revenues by Geographic Regions:

	Six Months Ended				Three Months Ended
	June 30,				June 30,
	2014		2013		2014		2013
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	331.6	23.9	288.9	20.9	168.6	24.0	150.3	21.4
North America	410.5	29.6	413.9	29.9	215.6	30.7	194.8	27.7
Europe	204.5	14.8	270.7	19.6	96.8	13.8	150.6	21.4
Latin America	171.0	12.3	132.6	9.6	101.7	14.5	67.3	9.5
Asia-Pacific	235.4	17.0	260.5	18.8	117.9	16.8	130.7	18.6
Other countries	32.3	2.4	16.5	1.2	2.1	0.2	9.2	1.4
Total	1,385.3	100.0	1,383.1	100.0	702.7	100.0	702.9	100.0